Exhibit 99.1

NYSE, TSX: NTR	News Release
May 6, 2026

Nutrien Announces Results of 2026 Annual Meeting

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today the results of its annual meeting of shareholders held on May 6, 2026 (the “Meeting”). A total of 366,120,629 common shares, representing 76.09% of common shares outstanding, were represented at the Meeting.

Results of the matters voted on at the Meeting are set out below.

Election of Directors

Nutrien’s 12 director nominees were elected:

	Votes For (percent)	Votes Against (percent)
Christopher M. Burley	97.75%	2.25%
Maura J. Clark	99.14%	0.86%
Russell K. Girling	98.11%	1.89%
Michael J. Hennigan	97.77%	2.23%
Miranda C. Hubbs	97.26%	2.74%
Raj S. Kushwaha	97.94%	2.06%
Consuelo E. Madere	96.67%	3.33%
Keith G. Martell	99.16%	0.84%
Aaron W. Regent	97.97%	2.03%
Ken A. Seitz	99.33%	0.67%
Nelson L.C. Silva	99.15%	0.85%
Carolyn Tastad	99.47%	0.53%

Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as auditor of Nutrien.

Votes For (percent): 99.74%

Votes Withheld (percent): 0.26%

Advisory Vote on Executive Compensation

A non-binding advisory vote to accept Nutrien’s approach to executive compensation was approved.

Votes For (percent): 93.17%

Votes Against (percent): 6.83%

Full voting results on all matters voted on at the Meeting will be filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

FOR FURTHER INFORMATION:

Investor Contact

Jeff Holzman

Senior Vice President, Investor Relations and FP&A

(306) 933 8545 – investors@nutrien.com

Media Contact

Simon Scott

Vice President, Global Communications

(403) 225 7213 – media@nutrien.com

Contact us at: www.nutrien.com